Exhibit 99.5

The following table sets forth certain summary consolidated financial information for the three and twelve month periods ended December 31, 2012 and 2011 in respect of HudBay Minerals Inc. (“Hudbay”) and its subsidiaries, certain of which are guarantors in respect of Hudbay’s US$500,000,000 aggregate principal amount of 9.5% senior unsecured notes (the “Notes”) due October 1, 2020. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than certain excluded subsidiaries that include subsidiaries that own the Constancia project; the Notes are guaranteed by: Hudson Bay Mining and Smelting Co., Limited, Hudson Bay Exploration and Development Company Limited and HudBay Marketing & Sales Inc.

This disclosure is being provided pursuant to Part 13.4 of National Instrument 51-102. Additional continuous disclosure relating to Hudbay can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

For the three months ending December 31:

	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000‘s)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Total revenue	—	—	260,005	501,620	—	7,208	(79,011)	(254,514)	180,994	254,314
Profit (loss) continuing operations - attributable to owners	(11,032)	82,031	19,112	43,421	(8,303)	(7,692)	7,851	(82,027)	7,628	35,733
Profit (loss) - attributable to owners	(11,032)	82,031	19,112	43,421	(8,303)	(7,692)	7,851	(82,027)	7,628	35,733

For the twelve months ending December 31:

	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000‘s)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Total revenue	—	—	781,561	1,118,834	—	78,530	(79,011)	(306,547)	702,550	890,817
Profit (loss) continuing operations - attributable to owners	(48,057)	75,196	73,035	131,343	(42,908)	(39,631)	(577)	(85,533)	(18,507)	81,375
Profit (loss) - attributable to owners	(48,057)	75,196	73,035	131,343	(42,908)	(274,901)	(577)	(85,533)	(18,507)	(153,895)

As at December 31:

	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000‘s)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Current assets	643,208	569,743	759,616	393,535	123,969	65,486	944	9,200	1,527,737	1,037,964
Non-current assets	1,600,143	1,244,366	1,196,130	617,439	1,648,140	835,378	(2,484,326)	(1,280,143)	1,960,087	1,417,040
Current liabilities	29,091	8,742	185,786	160,595	97,428	11,178	1,169	9,191	313,474	189,706
Non-current liabilities	481,270	1,953	1,530,524	682,394	751,550	323,711	(1,347,462)	(558,118)	1,415,882	449,940

1 This column includes all necessary amounts to eliminate all intercompany balances between the Guarantor credit supporters and the non-guarantor others, and other adjustments to arrive at the information for Hudbay on a consolidated basis.